Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation

(Commission File No.: 001-11921)

The following is a transcript of a portion of an interview with James P. Gorman, Chairman and CEO of Morgan Stanley, aired on the CNBC program Squawk on the Street on April 17, 2020:

Jim Kramer – CNBC Squawk on the Street – Host:

Let’s talk about what’s happening in this industry. You have done, worked mightily to make it so you are asset light. You’re even making a terrific acquisition of a company that is a different kind of, that’s a customer facing interface that is terrific and dovetails with absolutely no loss of clients that I can believe with you guys. And yet at the same time I’ve watched your stock trade as if it is just another bank once again. I don’t know. What can you do? Your characteristics, E*TRADE’s characteristics are very different from the cohort that you are in.

James P. Gorman – Morgan Stanley – Chairman and CEO:

Well I think that’s a great observation, one I make to myself, and pretty much anybody who will listen to me many, many times a day. We think we’ve radically changed the profile of this company, the risk profile. I think you just saw that in the earnings we generated ROE of 8.5%, ROTCE over 9.0% -- so really solid quarter given the environment and that’s before we have E*TRADE. I mean I think E*TRADE just further stabilizes the organization, gives us more power on the Wealth Management side, and brings incredible technology. So in time listen the market will adjust, we just need to see, get through this crisis. Obviously we came through the ’08 crisis, that was scary. This is completely different. The firm is in really strong financial health. And I think the market wants to see that, see the E*TRADE deal close, which we’re excited about in the fourth quarter. And then we’re off to the races. So it will come Jim it’s just one has to be more patient than we’d probably all want to be.

Jim Kramer – Host of Squawk on the Street:

I want to talk about E*TRADE because you know how excited I told you when this deal came through. I sense there is a whole new group of younger people and they are interested in stocks. They saw what happened with Alphabet, they saw what happened with Tesla, they understood that if they bought Amazon they’d do better than an index fund. What is the book of business these younger people are doing and why are you so drawn to having them?

James Gorman – Morgan Stanley – Chairman and CEO:

Well listen I’ve talked about E*TRADE at a couple of different levels. By the way, they have held up unbelievable very well during this crisis, Jim. Their plant, which is where I started this call, and what I focused on with David, their plant has held up great. They are a terrific, talented management team and we’re really excited to have them join us in the fourth quarter. But listen they’ve also got one of the country’s biggest stock plan businesses and so do we. That combined business will have almost $600Bn in plans. People accumulate wealth through their workplace overwhelmingly so this gives us access to that at a scale that we just weren’t even in barely in a couple of years ago before we bought Solium.

Number two, there is this huge demographic of millennials and next generation that are obviously dealing their financial services whether it’s through credit or payments, or for investments, or research they’re doing it all digitally. And we need world class digital capability. These guys bring us that. And thirdly for our existing clients, and particularly during a time like now when everyone is dealing remotely, it’s a huge positive to have to our platform. E*TRADE also has its own unique client segments. It has a heavy trading segment which we welcome, we have that segment obviously in our institutional business. Somebody asked me the other day how I felt about the deal now a couple months on with this crisis. I feel more strongly about this deal than the day we did it. We bought it stock for stock. The company is a great company, it has performed under massive stress, and honestly it augments our technology platform in a way that would take us years to do.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and E*TRADE (“E*TRADE”), Morgan Stanley and E*TRADE will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a proxy statement of E*TRADE that also constitutes a prospectus of Morgan Stanley and a definitive proxy statement/prospectus will be mailed to stockholders of E*TRADE. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Morgan Stanley AND E*TRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing information about Morgan Stanley or E*TRADE, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or E*TRADE at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Media Relations: 212-761-2448 mediainquiries@morganstanley.com Investor Relations: 1-212-762-8131	Media Relations: 646-521-4418 mediainq@etrade.com Investor Relations: 1-646-521-4406

investorrelations@morganstanley.com	IR@etrade.com

Participants in the Solicitation

Morgan Stanley, E*TRADE, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Morgan Stanley and E*TRADE, and their direct or indirect interests in the transaction, by security holdings or otherwise will be set forth in the proxy statement/prospectus and other relevant matters when they are filed with the SEC. Information regarding the directors and executive officers of Morgan Stanley is contained in Morgan Stanley’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on April 3, 2020. Information regarding the directors and executive officers of E*TRADE is contained in E*TRADE’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on March 24, 2020. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation
This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities

Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, E*TRADE or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and E*TRADE’s business, including current plans and operations, (v) the ability of Morgan Stanley or E*TRADE to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or E*TRADE’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or E*TRADE’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of E*TRADE’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the proxy statement/prospectus on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or E*TRADE’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor E*TRADE assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.